EXHIBIT 99.1

Aptose Biosciences to Present at Canaccord Genuity 36th Annual Growth Conference

SAN DIEGO and TORONTO, Aug. 09, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the upcoming Canaccord Genuity 35th Annual Growth Conference on Thursday, August 11th at 2:00 p.m. ET at the InterContinental Hotel Boston, MA.  Dr. Rice will provide a corporate overview of the Company’s recent activities and strategic direction.

A live audio webcast of the Aptose presentation will be accessible by visiting:

http://wsw.com/webcast/canaccord23/apto

The audio webcast will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company developing personalized therapies to address unmet medical needs in oncology, with a particular focus on hematologic malignancies. Aptose is advancing new therapeutics focused on well validated and novel drug targets on the leading edge of cancer research, coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed for potent single agent activity and to enhance the efficacy of existing anti-cancer therapies without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.  For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9825
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com